

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

<u>Via Email</u>
Josh Targoff
Chief Operating Officer and General Counsel
Third Point LLC
390 Park Ave.
New York, NY 10022

> **Re:** **Sotheby's**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 17, 2014 by Third Point LLC et al.**
> **File No. 001-09750**

Dear Mr. Targoff:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you filed your preliminary proxy statement using the EDGAR tag "PREN14A" rather than the EDGAR tag "PREC14A," which indicates that the materials relate to a contested election of directors. Please file the amended proxy statement with the PREC14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated.

<u>Background of this Solicitation, page 1</u>

2. It appears that the date you state the Company announced the adoption of the shareholder rights plan is in error. Please revise for accuracy.

3. We note your statements that, because Third Point believes that "a sole voice representing stockholders' interests in the boardroom is insufficient," you "consistently

adhered to a request for multiple board seats" and rejected the Company's offer of a single seat on the board to Mr. Loeb. Please reconcile these statements with the disclosure that your director nominees, other than Mr. Loeb, beneficially own 0.02% and 0.01%, respectively, of the Company's common stock and clarify why it is your belief that one board seat would be insufficient to align stockholder interests.

4. Revise to disclose the basis upon which the participants have concluded that Mr. Loeb previously has been the "sole voice representing stockholder interests" in boardrooms and support the implied assertion that the existing Sotheby's directors have breached their fiduciary duties by failing to represent shareholder interests.

Reasons for this Solicitation, page 2

5. We note that the following assertions also appear to be unsupported:

- The board has refused to "fully embrace its stockholders' desire for change" and its "paramount interest is in ensuring its members and the Company's nominees are protected rather than maximizing stockholder value…" (page 2);
- The Company's directors "lack the fresh perspective necessary to overhaul the Company's challenged operational structure and cure its cultural malaise" (page 2);
- "[N]o action could have revealed more clearly the need for new blood and fresh views in the boardroom at this critical inflection point for the Company" (page 2);
- "[The new director nominees] came only in response to stockholder pressure…" (page 2);
- "[T]he Company's proposed Board also lacks an expert in the type of fundamental corporate restructuring that the Company must undertake" (page 3); and
- The board has treated "critical cost-cutting . . . only superficially" (page 3).

Support for opinions or beliefs, even if stated as such, should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view towards disclosure. Please provide supplemental information or further disclosure in the document to support these statements.

6. You disclose that since your initial Schedule 13D filing, which appears to have been made on August 26, 2013, the Company has made certain improvements, including the evaluation of the Company's real estate holdings in New York and London. However, it appears that, as disclosed in its Form 10-Q filed on May 9, 2013, the Company commenced review of its real estate holdings in New York in May 2013, prior to your initial filing. Please revise or advise.

7. You disclose that "none of the Third Point nominees has any contract, arrangement or understanding with the Company, and no other direct financial interest concerning the Company." Please tell us in your response, with a view towards enhanced disclosure,

whether any of the nominees has any indirect financial or other interests in the Company. We refer you to Item 5(b)(1) of Schedule 14A.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting, page 9

8.   We noticed that the proxy statement and the white proxy card will be available at a dedicated website. Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

Information About the Company, page 13

9.   We note the phrase "among other things" in the third paragraph of this section. Please revise to refer specifically to all information that is being omitted from your proxy statement in reliance on Rule 14a-5(c).

Appendix A

10.   We noticed the disclosure that "none of the Third Point Nominees was involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K, promulgated by the SEC under the Exchange Act." Given that Item 401(f) would not necessarily apply to such persons, and in light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written response on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

•   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via Email</u>
       Eduardo Gallardo
       Gibson, Dunn & Crutcher LLP